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                           ROGERS, CASEY & ASSOCIATES, INC.
                1992 STOCK OPTION AND RESTRICTED STOCK PLAN AGREEMENT

    Subject to the terms of the Rogers, Casey & Associates, Inc. 1992 Stock Option and Restricted Stock Plan (the "Plan"), a true copy of which is annexed
hereto,                    , (the "Participant") is hereby granted an Incentive
Stock Option (as defined in the Plan) (herein the "Option") for          shares
of the common stock of Rogers, Casey & Associates, Inc. (the "Company"), at an
option price per share of $        .  Capitalized terms not defined herein have
the same meaning as in the Plan.

    This Option may be exercised with respect to all or any number of the shares specified above, in increments of ten (10) shares, at any time or times from the date hereof until the earlier of November 30, 2002 or the termination of Participant's employment other than by reason of death or disability. Notwithstanding the foregoing, options to purchase shares under this Incentive Stock Option shall not be exercisable for the first time in any calendar year for shares in excess of $100,000 in fair market value at the time of the grant of this Option.

         PARTICIPANT ACKNOWLEDGES RECEIPT OF A COPY OF THE PLAN AND OF THE SHAREHOLDER'S AGREEMENT AND UNDERSTANDS THE RESTRICTIONS IMPOSED UNDER EACH.

    The Options granted hereunder shall not become exercisable unless and until the Annual Installment Limitation specified below has been met. The Options granted hereunder shall become exercisable commencing on the date of this agreement (the "First Exercise Date"), provided that in no event shall such Options become exercisable more rapidly than in five equal annual installments commencing on the First Exercise Date (the "Annual Installment Limitation").

    For purposes of Article IV of the Plan, the Participant's Vested Percentage at any time shall be the ratio of Options satisfying the Annual Installment Limitation to the total Options granted the Participant hereunder.

    In addition, the shares issued pursuant to the exercise of this Option shall be subject to such forfeiture and other restrictions as may be established by the Committee on accordance with the Plan.

    This Option is not transferable by the Participant other than by will and by laws of descent and distribution and is exercisable during the Participant's lifetime only by such Participant.


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    By signing below, the Participant hereby (1) accepts the Option on the terms and subject to the restrictions provided above, (2) agrees to be bound by the terms of the Shareholders' Agreement as requires under the Plan, and (3) agrees to enter into a Subscription Agreement in the form approved by the Committee at the time of exercise of this Option.

Dated:
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ROGERS, CASEY & ASSOCIATES, INC.       PARTICIPANT:

By

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Its

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